UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent for Service of Process and Undertaking

A.	Name of Issuer or person filing (“Filer”): Gerdau Ameristeel Corporation

B.	This is [check one]

X an original filing for the Filer

☐ an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Gerdau Ameristeel Corporation

Form type:	Form 40-F

File Number (if known):	N/A

Filed by:	Gerdau Ameristeel Corporation

Date Filed (if filed concurrently, so indicate):	May 20, 2003 (concurrently with this Form F-X)

D.	The Filer is incorporated or organized under the laws of Ontario, Canada and has it principal place of business at:

Hopkins Street South
Whitby, Ontario
Canada L1N 5T1

E.	The Filer designates and appoints Mr. Phillip E. Casey (“Agent”) located at:

Gerdau Ameristeel Corporation
Attn: Phillip E. Casey,
Chief Executive Officer
5100 W. Lemon Street, Suite 312
Tampa, Florida 33609
Telephone: 1-813-286-8383

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction state or of the United States or any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative process may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, Florida, USA this 20th day of May, 2003.

Filer: GERDAU AMERISTEEL CORPORATION	/s/	PHILLIP E. CASEY

	Name:	Phillip E. Casey
	Title:	Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

	/s/	PHILLIP E. CASEY
	Name:	Phillip E. Casey
	Title:	Chief Executive Officer

Date: May 20, 2003